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                            June 22, 2022

       Kin Sun Sze-To
       Chief Executive Officer
       Plastec Technologies, Ltd.
       c/o Unit 01, 21/F
       Aitken Vanson Centre
       61 Hoi Yuen Road
       Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Plastec
Technologies, Ltd.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2021
                                                            Filed May 5, 2022
                                                            File No. 000-53826

       Dear Mr. Sze-To:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2021

       Introduction, page 3

   1.                                                   Please include
prominent disclosures that are responsive to the guidance in our Sample
                                                        Letter to China-Based
Companies, to the extent applicable and without regard to sectional headings, including the
information requested in our comments on the post-effective
                                                        amendment to the Form
F-1 that you filed on May 27, 2022, which are being issued in a separate letter
concurrently with this letter.

                                                        Please submit the
revisions that you propose to address these concerns. You may view the
                                                        Sample Letter to
China-Based Companies on our website at the following address:

https://www.sec.gov/corpfin/sample-letter-china-based-companies.
 Kin Sun Sze-To
Plastec Technologies, Ltd.
June 22, 2022
Page 2
2. We note that you provide a summary of various transactions and events that occurred during 2015 through 2019 on pages 4 and 5, and that you similarly focus disclosures on earlier periods under History and Development and Business Overview on pages 13 through 15, Overview on page 17, and Note 1 - Organization and Business Background on
         pages F-8 through F-13, spanning the years 2008 through 2019.

         Please update your disclosures within these various sections to provide content associated with the periods that are covered by your annual report, including any material business activities, initiatives, transactions or events, or to clarify if there have been none.

         Given that you describe the 2019 disposal of assets as a strategic shift having a major impact on your operations, identify the strategic elements of that decision relative to your business plans and explain how subsequent operations compare to your expectations.

         Please refer to Item 4.B.1 and Item 5 of Form 20-F if you require further guidance.
Financial Statements
Note 13 - Condensed financial information of Plastec Technologies, Ltd, page
F-22

3. Please resolve the discrepancies between the details in your various tabulations and the corresponding amounts on pages F-4 through F-7.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller,
Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNameKin Sun Sze-To                               Sincerely,
Comapany NamePlastec Technologies, Ltd.
                                                               Division of
Corporation Finance
June 22, 2022 Page 2                                           Office of Energy
& Transportation
FirstName LastName